FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Changes of Directors and Executive Officers

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 18, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2011

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

February 18th, 2011

Mitsui & Co., Ltd.

To whom it may concern

Changes of Directors and Executive Officers

We hereby inform the following changes for Directors and Executive Officers, which were approved at our Board of Directors’ meeting today.

Content list

I. Promotion & Related Personnel Changes for Executive Officers;

1) Promoted Executive Officers (Shikko-Yakuin); April 1, 2011

2) Newly appointed Executive Officers; April 1, 2011

3) Related Personnel Changes for Executive Officers; April 1, 2011

4) Retiring of Executive Officers; March 24 and 31, 2011

II. Newly appointed Directors/Retiring of Directors;

1) Newly appointed Directors; June, 2011 *

2) Retiring of Directors; June, 2011 **

III. Corporate Auditors;

1) Re-appointed Corporate Auditors; June, 2011 ***

IV. Related Personnel Changes; April 1, 2011

* Appointment of Directors is subject to approval at the upcoming General Meeting of Shareholders scheduled for June 24, 2011 and the Board of Directors’ meeting to be held after it.

** Retiring of Directors will be effective on the close of the upcoming General Meeting of Shareholders scheduled for June 24, 2011.

*** Re-appointment of Corporate Auditors is subject to approval at the upcoming General Meeting of Shareholders scheduled for June 24, 2011 and the Board of Directors’ meeting to be held after it.

For further information, please contact

Mitsui & Co., Ltd. Corporate Communications Division Tel: +81-3-3285-7562 Investor Relations Division Tel: +81-3-3285-7910

I. Promotion & Related Personnel Changes for Executive Officers;

1) Promoted Executive Officers (Shikko-Yakuin); 7 People

April 1, 2011

Name	New	Present

Takao Omae	Representative Director Executive Vice President	Representative Director Senior Executive Managing Officer

Masayoshi Komai	Representative Director Executive Vice President	Representative Director Senior Executive Managing Officer

Fuminobu Kawashima	Senior Executive Managing Officer	Executive Managing Officer; Chief Operating Officer of Marine & Aerospace Business Unit

Takashi Fukunaga	Executive Managing Officer; Chief Operating Officer of Foods & Retail Business Unit	Managing Officer; Chief Operating Officer of Foods & Retail Business Unit

Mitsuhiko Kawai	Executive Managing Officer; Chief Operating Officer of Americas Business Unit	Managing Officer; Chief Operating Officer of Financial Markets Business Unit

Shintaro Ambe	Executive Managing Officer; Chief Operating Officer of Infrastructure Projects Business Unit	Managing Officer; Chief Operating Officer of Infrastructure Projects Business Unit

Motomu Takahashi	Executive Managing Officer; Chief Operating Officer of Iron & Steel Products Business Unit	Managing Officer; Chief Operating Officer of Iron & Steel Products Business Unit

2) Newly appointed Executive Officers; 9 people

April 1, 2011

Name	New	Present

Kenji Akikawa	Managing Officer; Chief Operating Officer of IT Business Unit	Deputy Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit; President of Mitsui & Co. Deutschland GmbH

Katsunori Aikyo	Managing Officer; Chief Operating Officer of Transportation Logistics Business Unit	Americas Business Unit, Divisional Operating Officer of Energy & Mineral Resources Division; SVP of Mitsui & Co. (U.S.A.), Inc

Atsushi Kume	Managing Officer; Chief Operating Officer of Financial & New Business Unit	Deputy Chief Operating Officer of Financial Markets Business Unit

Toru Suzuki	Managing Officer; Chief Operating Officer of Performance Chemicals Business Unit	Deputy Chief Operating Officer of Performance Chemicals Business Unit

Hideyuki Mikayama	Managing Officer; General Manager of Finance Division	General Manager of Finance Division

Takeshi Kanamori	Managing Officer; Deputy Chief Representative of Mitsui & Co., Ltd. in China; Chairman & Managing Director of Mitsui & Co. (Shanghai) Ltd.	Chairman & Managing Director of Mitsui & Co. (Shanghai) Ltd.

Satoshi Tanaka	Managing Officer; Chief Operating Officer of Consumer Service Business Unit	Deputy Chief Operating Officer of Consumer Service Business Unit

Makoto Suzuki	Managing Officer; Chief Representative of Mitsui & Co., Ltd in South West Asia; Managing Director of Mitsui & Co. India Pvt. Ltd.	Assistant to Chief Operating Officer of Infrastructure Projects Business Unit

Yasushi Takahashi	Managing Officer; Chief Operating Officer of Mineral & Metal Resources Business Unit	General Manager of Iron Ore Division, Mineral & Metal Resources Business Unit

3) Related Personnel Changes for Executive Officers; 10 people

April 1, 2011

Name	New	Present

Seiichi Tanaka	Representative Director Executive Vice President	Representative Director Executive Vice President; Chief Information Officer; Chief Privacy Officer

Yoshinori Setoyama	Executive Managing Officer; Chief Representative of Mitsui & Co., Ltd. in China	Executive Managing Officer; General Manager of Kyushu Office

Noriaki Sakamoto	Executive Managing Officer; Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit	Executive Managing Officer; Deputy Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit

Takashi Yamauchi	Executive Managing Officer; Chief Operating Officer of Asia Pacific Business Unit	Executive Managing Officer; Chief Operating Officer of Transportation Logistics Business Unit

Masayuki Kinoshita	Executive Managing Officer; Chief Information Officer; Chief Privacy Officer	Executive Managing Officer; Chief Operating Officer of Mineral & Metal Resources Business Unit

Atsushi Oi	Executive Managing Officer; General Manager of Osaka Office	Executive Managing Officer; Chief Representative of Mitsui & Co., Ltd. in China

Susumu Uneno	Managing Officer; President of Mitsui & Co. (Thailand) Ltd.	Managing Officer; Chief Operating Officer of Performance Chemicals Business Unit

Kazuhiko Fukuchi	Managing Officer; General Manager of Kyushu Office	Managing Officer; Chief Operating Officer of Consumer Service Business Unit

Ichizo Kobayashi	Managing Officer; Chief Operating Officer of Marine & Aerospace Business Unit	Managing Officer; Chief Operating Officer of Motor Vehicles Business Unit

Tatsuo Nakayama	Managing Officer; Chief Operating Officer of Motor Vehicles Business Unit	Managing Officer; President of Mitsui & Co. (Brasil) S.A.

4) Retiring of Executive Officers; 10 people

March 24, 2011

Name	New	Present

Katsumi Ogawa	Retiree	Managing Officer; Deputy Chief Operating Officer of Americas Business Unit

March 31, 2011

Name	New	Present

Ken Abe	Director (as of April 1, 2011)	Representative Director Executive Vice President

Toshimasa Furukawa	Counselor (as of April 1, 2011)	Executive Vice President; Chief Operating Officer of Asia Pacific Business Unit

Norinao Iio	Director (as of April 1, 2011)	Representative Director Senior Executive Managing Officer

Koji Nakamura	Counselor (as of April 1, 2011)	Senior Executive Managing Officer; Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit

Masaaki Fujita	Counselor (as of April 1, 2011)	Senior Executive Managing Officer; Chief Operating Officer of Americas Business Unit

Junichi Mizonoue	Retiree	Executive Managing Officer; President of Mitsui & Co. (Thailand) Ltd.

Masahiko Okamura	Retiree	Executive Managing Officer; General Manager of Osaka Office

Shuji Nakura	Retiree	Executive Managing Officer; Chief Operating Officer of IT Business Unit

Terukazu Okahashi	Retiree	Managing Officer; President of Mitsui & Co. (Canada) Ltd.

II. Newly appointed Directors/Retiring Directors; June, 2011

1) Newly appointed Directors; 2 people

Name	New	Present

Fuminobu Kawashima	Representative Directors; Senior Executive Managing Officer	Senior Executive Managing Officer (As of April 1, 2011)

Masayuki Kinoshita	Representative Directors; Executive Managing Officer; Chief Information Officer; Chief Privacy Officer	Executive Managing Officer; Chief Information Officer; Chief Privacy Officer (As of April 1, 2011)

*	Appointment of Directors is subject to approval at the upcoming General Meeting of Shareholders scheduled for June 24, 2011 and the Board of Directors’ meeting to be held after it.

2) Retiring of Directors; 2 people

Name	New	Present

Ken Abe	Counselor	Director (As of April 1, 2011)

Norinao Iio	Counselor	Director (As of April 1, 2011)

*	Retiring of Directors will be effective on the close of the upcoming General Meeting of Shareholders scheduled for June 24, 2011.

III. Corporate Auditors; June, 2011

1) Re-appointed Corporate Auditors; 2 people

Name	New	Present

Satoru Miura	Corporate Auditor	Corporate Auditor

Motonori Murakami	Corporate Auditor	Corporate Auditor

*	Re-appointment of Corporate Auditors is subject to approval at the upcoming General Meeting of Shareholders scheduled for June 24, 2011 and the Board of Directors’ meeting to be held after it.

IV. Related Personnel changes; April 1, 2011

Name	New	Present

Kaku Kato	Associate Officer; General Manager of Legal Division	General Manager of Legal Division

Toru Nakajima	Associate Officer; General Manager of Information Technology Promotion Division	General Manager of Information Technology Promotion Division

Michihiko Tsunoda	Associate Officer; Asia Pacific Business Unit, Divisional Operating Officer of Infrastructure Projects Business Division; SVP of Mitsui & Co. (Asia Pacific) Pte. Ltd.	Asia Pacific Business Unit, Divisional Operating Officer of Infrastructure Projects Business Division; SVP of Mitsui & Co. (Asia Pacific) Pte. Ltd.

Shinjiro Sawada	Associate Officer; President of Mitsui & Co. (Taiwan) Ltd.	President of Mitsui & Co. (Taiwan) Ltd.

Keiji Kasamatsu	Associate Officer; Vice President of Mitsui & Co. Steel Ltd.	Vice President of Mitsui & Co. Steel Ltd.

Takayuki Shibanuma	General Manager of Chugoku Office	General Manager of Foods Marketing Division, Foods & Retail Business Unit

Tetsuo Komuro	President of Mitsui & Co. (Canada) Ltd.	Assistant to Chief Operating Officer of Motor Vehicles Business Unit

Shinsuke Fujii	President of Mitsui & Co. (Brasil) S.A.	General Manager of Metal Business Development Division, Mineral & Metal Resources Business Unit

Katsuya Okano	Deputy Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit; President of Mitsui & Co. Deutschland GmbH	General Manager of Industrial Chemicals Division; Basic Chemicals Business Unit

Hiroshi Meguro	Chief Representative of Mitsui & Co., Ltd. in CIS; General Director of Mitsui & Co. Moscow LLC	General Director of Mitsui & Co. Moscow LLC